Exhibit (i)(18)

              IN THE CIRCUIT COURT OF JACKSON COUNTY, MISSOURI
                               AT KANSAS CITY

                                           )
Edward Shlomovich,                         )
                          Plaintiff,       )
                                           )
vs.                                        )          Case No. 01CV226874
                                           )              Division No. 12
Robert K. Green, Richard C. Green,         )
Jr., Keith G. Stamm, Aquila, Inc.,         )
and UtiliCorp. United, Inc.,               )
                          Defendants.      )

                    SECOND AMENDED CLASS ACTION PETITION
                    ------------------------------------

          Plaintiff  alleges  upon  information  and  belief,   except  for
paragraph 1 hereof, which is alleged upon knowledge, as follows:

          1. Plaintiff has been the owner of shares of the common stock of Aquila, Inc. ("Aquila" or the "Company") since prior to the wrongs herein complained of and continuously to date.

          2. Aquila is a corporation that maintains its principal offices at 1100 Walnut Street, Suite 3300, Kansas City, MO 64106. The Company is a wholesale energy risk merchant that markets and trades commodities including natural gas, electricity, weather, coal, bandwidth capacity, and emission allowances.

          3.  Defendant  UtiliCorp  United,  Inc.   ("UtiliCorp")  owns  or
controls approximately 80% of the Class A shares and 100% of the Class B shares of the Company's common stock, giving it 98% of the combined voting power of the Company.

          4. Defendant Richard K. Green is Chairman of the Board of Directors of the Company and President and Chief Operating Officer of UtiliCorp.

          5. Defendant Keith G. Stamm is Chief Executive Officer and a Director of the Company and Senior Vice President of UtiliCorp.

          6. Defendant Richard C. Green, Jr., is a Director of the Company and Chairman and Chief Executive of UtiliCorp.

          7. UtiliCorp, as controlling shareholder, and the director defendants stand in a fiduciary position relative to the Company's public shareholders and owe the public shareholders of Aquila the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

                          CLASS ACTION ALLEGATIONS
                          ------------------------

          8. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Circuit Court, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          9. This action is properly maintainable as a class action.

          10. The class is so numerous that joinder of all members is impracticable. There are approximately 19.975 million shares of Aquila Class A common stock outstanding owned by hundreds, if not thousands, of holders other than UtiliCorp and it affiliates.

          11. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Aquila in violation of the laws of the State of Missouri in order to enrich UtiliCorp at the expense and to the detriment of plaintiff and the other public stockholders who are members of the class; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

          12. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

          13. Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

          14. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                          SUBSTANTIVE ALLEGATIONS
                          -----------------------

          15. On April 23, 2001 the Company sold 17.5 million shares of its Class A common stock in an initial public offering at a price of $24.00 per share (the "IPO"). After the IPO, Aquila shares were listed on the New York Stock Exchange ("NYSE") under the symbol "ILA." In the IPO prospectus, UtiliCorp stated that it intended to spin off the remaining Aquila shares within the 12 months following the IPO.

          16. Since the time of the IPO, the Individual Defendants, who are also officers and/or directors of UtiliCorp, have constituted Aquila's Board of Directors. NYSE Rules require that a company traded on the NYSE appoint at least two independent directors to its Board within 90 days of its initial public offering. To date, Defendants have violated and continue to violate NYSE Rules by failing to appoint any independent directors to the Aquila Board. Defendants refusal to appoint any independent directors to the Aquila Board ensures that the UtiliCorp defendants retain unfettered discretion in their dealings with Aquila and its public shareholders.

          17. On November 7, 2001, UtiliCorp announced that it had made a proposal to acquire all of the shares of common stock of the Company not held by UtiliCorp and its affiliates. Under the terms of the UtiliCorp proposal, the Company's public shareholders will receive 0.6896 shares of UtiliCorp common stock for each share outstanding share of Aquila Class A common stock (the "Exchange Offer"). The Exchange Offer is subject to the condition that a majority of the outstanding shares held by the public shareholders tender their shares. If this condition is satisfied, UtiliCorp intends to acquire the remaining shares in a short form merger that does not require the consent of Aquila's public shareholders.

          18. The Exchange Offer contemplates a fixed exchange ratio; there is no "collar" or other mechanism to protect Aquila shareholders against a decline in the price of UtiliCorp stock.

          19. At the time the Exchange Offer was announced and based on the November 6, 2001 closing price of $30.00 per share for UtiliCorp stock, each Aquila Class A share was valued at approximately $20.69, significantly below the IPO price and wholly inadequate consideration.

          20. However, since the announcement of the Exchange Offer, the price of UtiliCorp stock has declined significantly, closing at $25.62 on December 4, 2001. As a result, the consideration Aquila shareholders will receive has fallen to approximately $17.67 per share, nearly 27% below the IPO price.

          21. The Exchange Offer is coercive because it contains a fixed exchange ratio that has not and will not protect Aquila shareholders against a decline in the price of UtiliCorp's stock. Aquila's public shareholders are compelled to tender their shares in the Exchange Offer or risk receiving UtiliCorp stock worth significantly less in the short form merger in the event of a severe decline in UtiliCorp's stock price.

          22. At a minimum, Aquila shareholders who do not tender in the Exchange Offer should be guaranteed to receive minimum consideration for their shares having at least the value of the Exchange Offer ($20.69 per share) on the day the Exchange Offer was announced. Absent this condition, Aquila shareholders will not be able to consider the Exchange Offer in an atmosphere free from coercion.

          23. Moreover, because defendants have refused to appoint any independent directors to the Aquila Board (in violation of NYSE Rules), it is not possible to form a special committee of independent directors to negotiate on behalf of, or at least opine as to the adequacy of the Exchange Offer to Aquila's public shareholders. Absent the protection of a special committee, the Company's public shareholders are unable to make an informed decision as to whether to tender in the Exchange Offer or not. Accordingly, defendants should be compelled to immediately appoint at least two independent directors to the Aquila Board.

          24. On December 3, 2001, UtiliCorp filed a Registration Statement on Form S-4 (the "Registration Statement") in connection with the Exchange Offer. The Registration Statement contained the terms of the Exchange Offer as well as other purportedly relevant information about the two companies. However, the Registration Statement, which was not vetted by any disinterested persons, fails to disclose material information about Aquila and UtiliCorp.

          25. The Registration Statement contains financial forecasts for both UtiliCorp and Aquila. However, the Aquila forecasts were prepared by UtiliCorp management and not by the management of Aquila. In light of UtiliCorp's conflicts with Aquila shareholders, these forecasts are highly suspect and cannot be relied on by Aquila shareholders.

          26. Moreover, the Registration Statement only provides a cursory summary of the Company's projected financial results for 2001 and 2002. The Registration Statement merely states "beyond 2002, we target 25% average annual growth for Aquila." No meaningful or detailed information is provided to the Company's public shareholders concerning Aquila's growth beyond 2002. Similarly, the Registration Statement only provides cursory summary financial forecasts for UtiliCorp for 2001 and 2002. The Registration Statement also notes that "beyond 2002, we target 15% average annual growth for UtiliCorp." No meaningful or detailed information is provided to the Company's public shareholders concerning UtiliCorp's growth beyond 2002. This information is vital to the ability of Aquila's shareholders to properly evaluate the Exchange Offer.

          27. The Registration Statement discloses that UtiliCorp retained Lehman Brothers, Inc. ("Lehman") to serve as its financial adviser in this transaction. However, the Registration Statement is silent with respect to the valuation analyses performed by Lehman. Accordingly, Aquila shareholders cannot determine from these materials what the intrinsic value of the Aquila shares is and why the proposed acquisition by UtiliCorp is preferable to other alternatives or is fair.

          28. Moreover, the UtiliCorp defendants, in breach of NYSE Rules and their fiduciary duties, have refused to appoint any independent Aquila directors who would be in a position to retain their own financial advisors and otherwise protect Aquila's public shareholders. Accordingly, UtiliCorp should be compelled to disclose the various valuation methodologies employed by Lehman and the results of those valuation analyses.

          29. Since the Company went public in April 2001 at $24.00 per share, its stock has traded as high as $35.00 per share. However, due to a temporary downturn in Aquila's market and in general economic conditions, Aquila's stock price has declined. In breach of its fiduciary duties as controlling shareholder, UtiliCorp has timed the Exchange Offer to take advantage of this temporary downturn to eliminate Aquila's public shareholders for inadequate consideration. It is clear that UtiliCorp has timed the transaction to buy Aquila on the cheap because UtiliCorp itself projects earnings per share growth of 25% for Aquila beyond 2002.

          30. The consideration to be paid to class members, now valued at $17.67 per share, is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Aquila is materially in excess of $17.67 per share, giving due consideration to the prospects for growth and profitability of Aquila (particularly beyond 2002) in light of its business, earnings and earnings power, present and future; (b) the $17.67 per share price offers an inadequate premium to the public stockholders of Aquila and is well below the April 23, 2001 IPO price; and
(c) the $17.67 per share price is not the result of arm's length negotiations but was fixed arbitrarily by UtiliCorp to "cap" the market price of Aquila stock, as part of a plan for UtiliCorp to obtain complete ownership of Aquila, its assets and businesses at the lowest possible price.

          31. The proposal is an attempt by UtiliCorp to unfairly aggrandize UtiliCorp at the expense of Aquila's public stockholders. The proposal will, for inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of Aquila and its valuable assets, while permitting UtiliCorp to benefit wrongfully from the transaction.

          32. Given the UtiliCorp defendants' stock ownership in Aquila and the fact that all of the Directors are also officers and/or directors of UtiliCorp, none of the directors will protect the Company's public shareholders in transactions which benefit UtiliCorp at the expense of Aquila's public shareholders, as exemplified by the Exchange Offer.

          33. Because of UtiliCorp's stock ownership and the offices held by UtiliCorp personnel, no third party, as a practical matter, can attempt any competing bid for Aquila, as the success of any such bid would require the consent and cooperation of the UtiliCorp defendants. Moreover, UtiliCorp has indicated that it will not sell its shares to a third party nor spin off the rest of Aquila to the public.

          30. Plaintiff and the other members of the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to Aquila's public shareholders in a proposed transaction which will benefit fiduciaries at the expense of the public shareholders of the Company.

          31. Plaintiff and the other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

          (1) declaring this action to be a class action and certifying plaintiff as the Class representative and plaintiff's counsel as Class counsel;

          (2) enjoining, preliminarily and permanently, the transaction complained of herein;

          (3) ordering defendants to appoint at least two independent directors to the Aquila Board and to disclose all relevant information, including detailed projections and a description of the financial analyses performed by Lehman;

          (4) ordering defendants to guarantee that Aquila shareholders who do not tender will receive consideration having a minimum value of the Exchange Offer on the date the transaction was announced;

          (5) the value of to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or granting the Class rescissory damages;

          (6) directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

          (7) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

          (8) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.


                                        SWANSON MIDGLEY, LLC


                                         /s/ Don R. Lolli, Esq.
                                        ----------------------------------
                                        Don R. Lolli, Esq.     MO #24012
                                        SWANSON, MIDGLEY, LLC
                                        Crown Center
                                        2420 Pershing Road, Suite 400
                                        Kansas City, Missouri 64108
                                        (816) 842-6100

                                        BERNSTEIN LIEBHARD & LIFSHITZ, LLP
                                        Stanley D. Bernstein, Esq.
                                        Michael S. Egan, Esq.
                                        10 East 40th Street
                                        New York, New York  10016
                                        (212) 779-1414
                                        Attorneys for Plaintiff